

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via Email
Jason Gray
President
Pingify International, Inc.
c/o Resident Agents of Nevada
711 S. Carson Street, Suite 4
Carson City, NV 89701

> **Re: Pingify International Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 16, 2012**
> **File No. 333-179505**

Dear Mr. Gray:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 12, 2012.

Risk Factors, page 5

1.   It appears that your attorney is also serving as your escrow agent. Please consider adding a risk factor that alerts investors to any potential conflict of interest regarding this relationship and the fact that your escrow agent is not an independent third party. Also considering disclosing on the prospectus cover page that your attorney is serving as your escrow agent.

Plan of Distribution, page 15

2.   Please refer to prior comment 9 and disclose the name of the bank at which the trust account will be held.

3.   You state on page 15 that the determination of when all the shares have been sold will be based on "the Escrow Agent receiving the gross proceeds from the entire amount of the offering." Please refer to prior comment 10 and revise the prospectus and Escrow Agreement accordingly to clarify that the determination as to whether the minimum gross proceeds have been raised shall be made by the Escrow Agent based on the actual amount of funds deposited in the Escrow Account that have cleared the interbank payment system as reflected in the records of the insured depository institution. See Rule 10b-9 under the Exchange Act.

Description of Our Business, page 17

4.   Please update the business section of the prospectus to reflect the current status of your business. For example, you state that you anticipate the PING ME! application to be available in Canada and the United States via the iTunes store and to generate revenues by the end of February 2012. We note that your website indicates that the application is currently available through the iTunes store. Please revise.

Management's Discussion and Analysis or Plan or Operation

Summary, page 28

5.   In response to prior comment 13, you state that you would be "forced to drastically reduce expenses by cutting programmers (excluding Jason Gray) and directors and officers would cease to receive any payments until other funding could be secured." It appears that you do not currently employ programmers other than Jason Gray and that you do not currently pay your officers and directors. Please advise why you believe this statement is not inconsistent with disclosure elsewhere in your prospectus.

Exhibit

6.   Section 1.3 of the Escrow Agreement appears to permit the Escrow Agent to withhold certain amounts, including expenses, from the Escrow Account in connection with the termination of its obligation under the Escrow Agreement. Please explain how this provision is consistent with Rules 10b-9 and the statement on the prospectus cover page that the funds will be promptly returned to the investors, without interest or deduction, if all the shares are not sold and the total offering amount is not deposited by the expiration date of the offering.

7.   We note that Section 1.4 of the Escrow Agreement will indicate the date on which the Escrow Agent will return the funds to investors if the minimum offering amount has not been reached in the offering. Please confirm that you will return the funds promptly to investors and that the date will be within three days of the termination of the offering.

Jason Gray
Pingify International, Inc.
March 30, 2012
Page 3

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Advisor, at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Frederick C. Bauman, Esq.
        Rosenfeld, Bauman & Forbes